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David Ingles tel: +1.212.858.1231 david.ingles@pillsburylaw.com

VIA EDGAR

July 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Rebekah Lindsey, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:	Support.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 30, 2021
File No. 001-37594

Ladies and Gentlemen:

On behalf of Support.com, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter dated July 12, 2021 (the “Comment Letter”), relating to the Form 10-K for Fiscal Year Ended December 31, 2020, filed on March 30, 2021 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 28

1.

We note your response to our prior comment 1. Please amend your filings to provide the more specific information regarding the decline in business from Comcast as provided in your response. Further, please also include the total revenue recognized during the period from Comcast, as well as the amount of historical revenue related to the business unit and Statement of Work #3 in a manner similar to that provided in your Forms 8-K.

U.S. Securities and Exchange Commission

July 16, 2021

Response: In response to the Staff’s comments, the disclosure on page 2 has been revised to provide additional information regarding Comcast and our decline in revenue during the periods presented.

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Segment Information, page 50

2.	We note your response to our prior comment 2. Please amend your filing to separately disclose the amount of revenue from each of your major customers for each period presented.

Response: In response to the Staff’s comments, the disclosure on page 24 has been revised to include the amount of revenue from each of our customers that accounted for 10% or more of our total revenue in each period presented.

*****

Please contact the undersigned at (212) 858-1231 or david.ingles@pillsburylaw.com with any questions regarding the responses to the Staff’s comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ David Ingles

David Ingles

cc:	Lance Rosenzweig, Chief Executive Officer of Support.com, Inc.
Kathleen Krebs, Special Counsel, U.S. Securities and Exchange Commission